

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2025

Raza Bokhari
Chief Executive Officer
Medicus Pharma Ltd.
300 Conshohocken State Rd., Suite 200
W. Conshohocken, PA 19428

Re: Medicus Pharma Ltd.
Draft Registration Statement on Form S-1
Submitted May 1, 2025
CIK No. 0001997296

Dear Raza Bokhari:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jason Drory at 202-551-8342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Christopher J. Cummings